UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2012

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2012

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

(Amendment) Changes of Directors

Tokyo, March 29, 2012 — Mitsubishi UFJ Financial Group, Inc. today announced the following planned a amendment to the Press Release dated January 30,2012 regarding changes of directors:

*	Amendment figures are underlined.

(Before amendment)

Changes of Representative Directors (as of April 1, 2012)

Name	New Position	Current Position
Tatsuo Tanaka	Deputy President Chief Global Strategy and Strategic Alliance Officer (Representative Director)	Deputy President Chief Global Strategy Officer (Representative Director)

Nobuyuki Hirano	Director	Deputy President Chief Strategic Alliance Officer (Representative Director)

(After amendment)

Changes of Representative Directors (as of April 1, 2012)

Name	New Position	Current Position
Tatsuo Tanaka	Deputy President Chief Global Strategy Officer (Representative Director)	Deputy President Chief Global Strategy Officer (Representative Director)

Nobuyuki Hirano	Director Chief Strategic Alliance Officer	Deputy President Chief Strategic Alliance Officer (Representative Director)

*        *        *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651